UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Demonstrates Integrated Solutions for Printer Profitability at Graph Expo

Graph Expo 2003 Chicago, IL (September 28, 2003) - Creo Inc. (NASDAQ: CREO; TSX: CRE) is demonstrating efficient, integrated prepress solutions for outstanding print quality at Graph Expo, North America's largest print industry trade show this year. Creo features the newest developments to help printers of all sizes to streamline their operations, become more profitable and expand their markets at Graph Expo booth #4008 from September 28 to October 1, 2003 in Chicago, IL.

Creo Positive Thermal Plate (PTP) Launch

New and existing Creo customers in North America and Europe, where Creo PTP is now available, can implement a cost-effective, highly-integrated, all-Creo prepress solution that includes creative software, digital camera backs, scanners, workflow management systems, proofing devices, computer-to-plate imaging systems as well as the thermal printing plates. The Creo Positive Thermal Plate uses the company's own patented plate technology. The Creo plate is suitable for long-run lengths with no pre- or post-baking; has great press performance, and batch-to-batch consistency.

Networked Graphic Production Partners Total 27

More than two dozen industry-leading companies have joined Networked Graphic Production™, the strategic initiative launched by Creo two years ago, to create a seamless, integrated production environment using open industry standards such as JDF. "These leading vendors have committed to create JDF-based integration and deliver tangible benefits to our joint customers," says Amos Michelson, Creo chief executive officer. "Networked Graphic Production is helping printers, print buyers, suppliers and creative professionals to integrate, automate and optimize their operations and create a more efficient and collaborative environment. We are making interoperability real."

Efficiency Demonstrated on the Show Floor

The Creo booth at Graph Expo incorporates an on-site print shop demonstrating integrated solutions for creative, prepress and digital printing. The designer studio is equipped with the brand new Leaf™ Valeo 22 digital camera back, the iQsmart3™ professional color scanner and the Integris™ proofing solution. Creo features a new faster Integris proofer model, double-sided printing capability, additional Integris media, color services, and enhanced Profile Wizard™ software support. These enhancements make the Integris proofing system the most complete drop-on-demand proofing solution on the market.

Synapse® Prepare software is ready to create print-ready PDF files and the new version of the Synapse® InSite prepress portal demonstrates remote job submission, proofing, collaboration, approvals and workflow automation with unprecedented control, performance and integration with prepress workflow. Integrated management information systems from Networked Graphic Production Partners, Printcafe and Prism, are online exchanged data automatically with the prepress and business systems through Synapse® Link software. Material usage and customer changes are tracked for efficient billing of chargeable items.

The EverSmart™ Supreme scanner is operating in the prepress department where the new Veris™ proofer is producing proofs with the Creo Certified Process™. The latest versions of Prinergy® and Brisque® workflow management systems, with new features and enhanced productivity, drive the highly automated Lotem® 400 platesetter that is exposing the new Creo Positive Thermal Plate.

Prinergy 2.2 Released

The latest version of the Prinergy workflow management system focuses on powerful new automation, enhanced quality and control in the press room. Version 2.2 features the new Creo PDF Trapper with enhanced functionality and user-friendliness in addition to the existing automated and manual, press-ready PDF-to-PDF vector trapping and interactive editing. Prinergy also features the new Creo Color Management, which enables complete ICC-based color management for platemaking and proofing. New functionality such as 'Center Page' and the 'CEPS Detector' reduce the need for manual intervention as well as enhancements for exiting licensable features such as the Advanced Production Automation Editor. Prinergy 2.2 also features new versions of Creo Virtual Proofing System software for Mac OS® X and Windows® supporting transparent colors, an unlimited number of spot colors, stronger zoom functions and the ability to save color definitions across multiple jobs.

Existing Prinergy users with Creo support contracts can upgrade their software to all the new features of version 2.2 at no charge.

Pandora Boosts Productivity

Creo is also demonstrating Pandora® 2.5 software, the latest release of the PDF-based step-and-repeat packaging layout solution. Prepress professionals in packaging and label printing are experiencing increased efficiency and greatly improved accuracy.

New Automation for Trendsetter CTP

Creo is demonstrating the new ContinuousLoad automation option for the recently introduced Trendsetter® 400 II and Trendsetter® 800 II computer-to-plate systems. The ContinuousLoad option includes a new load table on which a plate can be pre-staged for loading while another plate is imaging, and a fully automatic unload table which delivers imaged plates directly to an in-line processor. The 8-page systems also include a plate rotator on the unload table to ensure the plate is delivered to the processor most efficiently. This combination of features allows the Trendsetter 800 II to reach its maximum productivity of 34 8-page plates per hour with less frequent operator intervention.

The ContinuousLoad option will be available later this year and will be compatible with the Spectrum halftone proofing option for maximum flexibility. Field upgrade to the fully automatic Trendsetter Autoloader option will also be available.

Digital Printing

Creo also features a digital printing department with the Spire™ color server driving the Xerox® DocuColor™ 6060 digital press, with the Darwin™ Desktop variable information authoring tool for creating, proofing and printing complex personalized jobs. New Spire color servers are being launched for the Xerox DocuColor 3535 and 5252 production printers. These servers provide high-quality color, good productivity and variable data printing capabilities at affordable system rates to commercial printers, graphics arts and office environments.

Staccato Showcase

Thousands of samples printed of commercial printing, packaging, and publications produced by Creo customers with Staccato® screening are undergoing intense inspection by Graph Expo visitors.

Remanufactured Creo Systems

At booth #4753, a remanufactured Lotem 400 computer-to-plate system is on display. Remanufactured Creo platesetters and imagesetters undergo the same rigorous quality checks on the same production line as a brand new product.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; workflow management software; and proofing and printing consumables. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2003 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
rochelle.van.halm@creo.com	IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

/s/ Mark Dance

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: September 30, 2003